February 28, 2005

United States Security and
Exchange Commission
Washington, D.C. 20549-0510
Attention: Meagan Caldwell, Staff Accountant

Dear Ms. Caldwell:

We have reviewed your letter dated February 11, 2005 regarding our filings of Form 10-KSB for the fiscal year ended August 31, 2004 and Form 10-QSB for the period ended November 30, 2004 (File No. 0-49664), and we hereby provide you with the following responses corresponding with your questions:

1.)
As the oversights of our auditors, pertaining to an insufficient Audit Report, require that we re-file our Form 10-KSB, we will at our option address a number of the minor points raised with minor revisions in the re-filed Form 10-KSB/A.

2.)
We have expanded our disclosure of Item 1 to provide illustrations of “vertical markets” which we may pursue, however, as we are presently only earning revenue from one licensing agreement in one such market, we have insufficient information from which to explain differences in these markets and specifically how our licensing revenues could be effected by differences in these target vertical markets. Item 1 has been amended to state this explicitly, please refer to the Form 10-KSB/A.

3.)
We believe your request for sources and availability of raw materials infers that we are a gear manufacturer, which we are not. We provide expert gear design services, and we license our patented technology to industry and potentially to gear manufactures. Periodically we design and manufacture prototypes for our clients, who in turn undertake to manufacture using our licensed gear design, using their own sources of materials. We have amended the Item 1 disclosure to clarify that we are not gear manufacturers, please refer to the Form 10-KSB/A.

4.)

Recent Sale of Unregistered Securities – We recorded two private placements in our company at the Fair Market Value of the Restricted Securities, being the value ascribed to those securities in an exchange transaction with arms length investors. It was our opinion that an orderly market for our stock did not exist at the time these private placements were entered into, and therefore we recorded these transactions at their cost amounts rather than at rates quoted on the Over The Counter Bulletin Board.

At the time of the private placements, we had recently completed a reverse merger of the listed Over The Counter Bulleting Board company on October 30, 2003, at which time the quoted price of our company’s stock was $0.60. At this time our stock was extremely thinly traded and remained as such until late January 2004. Also, from October 2003 to October 2004, the majority of our company’s stock was subject to a Rule 144 twelve month hold period. As a result, it was our opinion that the Over the Counter quoting system was not a fair indication of the Fair Market Value of our stock at the time we entered into our private placements, initiated in December 2003 and January 2004. It should be noted that, since the 12 month hold period was removed in late October 2004, our stock has been trading in a range between $0.45 and $0.99.

The $0.50 private placement price was determined in November 2003, even though the placement was not formally closed until January 2004. The $0.75 pricing of the February-April 2004 private placement was determined in early January 2004, long in advance of closing the private placement in April 2004. As we were issuing Regulation S stock subject to a Rule 144 one-year hold period, we also took the position that since this stock was not readily convertible to cash, the Over The Counter quotation was not a suitable indicator of Fair Market Value for these restricted securities.

Therefore, we concluded that the Fair Market Value of the stock subscribed to in the private placements was better indicated by the cash value surrendered by arms length investors. It is for this reason that the Private Placements were recorded at their cost amounts. We propose that we expand our disclosure of these private placement transactions to address the measurement criteria for Fair Market Value and its application in these private placement transactions.

5.)
Our reference to “joint ventures” should have been “joint development alliances”. Technically, we do not have joint ventures in a legal or accounting sense, and therefore we have revised our 10-KSB to clarify, please refer to the Form 10-KSB/A.

6.)
We understand the oversight of our auditors in providing an audit opinion which does not properly address the expression of an opinion regarding the cumulative amounts since inception. We have approached them for a revised audit opinion which is included in the Form 10-KSB/A.

7.)	The useful lives of the fixed assets have been added to the disclosures in Note 5 of Financial Statements. Please refer to the Form 10-KSB/A.

8.)
We believe SAB 104 is not applicable as we presently have only one source of revenues “Engineering Fees” which are recorded as services are rendered and collection is reasonable. There are presently no inventories, no goods being shipped, or other sources of revenue requiring further description, as in SAB-104.

9.)
Paragraph 30 of SFAS 52 – Foreign exchanges gains (losses) were aggregated within the General and Admin account in the operating statement. The amounts for 2004 and 2003 were $3,217 and $0 respectively. Note 3 (k) has been revised to disclose these amounts, please refer to the Form 10-KSB/A.

10.)	Stock Option Expenses of $38,758 – we have expanded disclosures to provide the number of options and exercise prices, please refer to the Form 10-KSB/A.

11.)
Magna Agreement Revision – the Magna Agreement was revised after August 31, 2004. There was no impact of this amendment on Revenues in the years ended August 31, 2003 or August 31, 2004. The disclosures in Note 15 of the annual audited financial statements for the period ended August 31, 2004 have been expanded accordingly to make this more explicit.

12.)
The disclosure controls were in fact evaluated as of August 31, 2004, the end of the period, which was within the period 90 days prior to the filing of the Form 10-KSB. The Form 10-KSB Item 8A disclosure has been revised to state this more explicitly, please refer to the Form 10-KSB/A.

13.)
The Item 10 Executive Compensation disclosure of Options granted to Mr. Nosh, our President & CEO, has been expanded to include the date, exercise price and vesting provisions, please refer to the Form 10-KSB/A.

14.)	Our revisions to the Form 10-KSB will be repeated in the filing of the Form 10-QSB for items above numbered 2, 3, 5, and 7. Please refer to the Form 10-QSB/A.

15.)
Since filing our Form 10-KSB on November 26, 2004, and our Form 10-QSB on January 10, 2005, we have solicited the services of a US Patent Attorney for an opinion regarding the impact of our oversight regarding our previously issued US Patent. Our US Patent Attorney will provide us with an opinion as to whether the omission of cited prior art by the European Patent Office would have had any impact on the US Patent filing, had the omitted information previously been disclosed. Upon receiving this opinion letter, management will decide whether to file to European cited prior arts with the US Patent Office. At this time we have not received the opinion letter and we are not presently in a position to provide any further information.

16.)
We have no changes in developments with existing clients, nor have we any further developments to report from new clients. We are continuing to market our services to a number of prospective clients and we will report developments as they occur.

We trust that the above disclosure, coincident with the amended filings of our Form 10-KSB and Form 10-QSB will suitable address the queries raised in your letter of February 11, 2005.

Regards,

/s/ Raymond L. Polman

Raymond L. Polman, CA
Chief Financial Officer